Exhibit (h)(ii)(B)

Appendix A

Fund	Class	Annual Operating Expense Limit	Agreement Expires
North Square Spectrum Alpha Fund	A	1.30%	September 30, 2025
	I	1.05%
North Square Advisory Research Small Cap Growth Fund	A*	1.19%	September 30, 2029
	I	0.94%
North Square Preferred and Income Securities Fund	I	0.97%
North Square Dynamic Small Cap Fund	A	1.24%
	I	0.99%
North Square Multi Strategy Fund	A	1.20%
	I	1.17%
North Square Strategic Income Fund	A*	1.15%	February 28, 2025
	I	0.90%
North Square Advisory Research Small Cap Value Fund	I	0.94%
North Square Altrinsic International Equity Fund	I	0.97%
North Square McKee Bond Fund	R6	0.28%
	I	0.47%
North Square Tactical Growth Fund**	A	1.30%	September 30, 2025
	C	1.30%
	I	1.30%
North Square Tactical Defensive Fund**	A	1.70%
	C	1.70%
	I	1.70%
North Square Trilogy Alternative Return Fund**	A	1.38%
	C	1.38%
	I	1.38%

* Share class is currently not offered.

** Payments, if any, under a Rule 12b-1 Distribution Plan are excluded from the annual operating expense limit.